Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           ARC Resources Ltd./ARC Energy Trust Announce the April 2009 increase to the ARX Exchangeable Shares Exchange Ratio

           CALGARY, April 30 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.59771 to 2.61785. Such increase will be effective on May 15, 2009.
           The following are the details on the calculation of the exchange ratio:

           <<
           -------------------------------------------------------------------------
                                            10 day
            Record                         weighted             Effective
             date                          average                date
            of ARC            ARC Energy   trading               of the    Exchange
            Energy              Trust      price of    Increase  increase   ratio
             Trust    Opening  distrib-  AET.UN (prior    in       in        as of
           distrib-  exchange   ution     to the end   exchange  exchange  effective
            ution     ratio    per unit  of the month) ratio(xx)  ratio      date
           -------------------------------------------------------------------------
           April 30,                                                May 15,
              2009    2.59771    $0.12      $15.4789     0.02014     2009   2.61785
           -------------------------------------------------------------------------

           (xx) The increase in the exchange ratio is calculated by dividing the ARC
                Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
           >>

           A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

           <<
           ARC RESOURCES LTD.
           John P. Dielwart,
           President and Chief Executive Officer
           >>

           %SEDAR: 00001245E          %CIK: 0001029509

           /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
           (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 19:29e 30-APR-09